March 10, 2006

Lawrence Seidman
Third Floor
100 Misty Lane
Parsippany, NJ 07054

Re: Yardville National Bancorp
        PREC 14A filed by Committee to Preserve Shareholder Value
        Filed on March 2, 2006
        File no. 1-10518

Dear Mr. Seidman:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comments may be
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review.   Feel free to call us at the telephone number listed at the end of this letter.

General

  1.   Revise these materials and any future materials, to clearly characterize each
        statement or assertion of opinion or belief as such. Note that a reasonable
        factual basis must exist for each such opinion or belief and support for
        opinions or beliefs should be self-evident, disclosed in the materials or
        provided to the staff on a supplemental basis. Please note, for example:

        •   You state on page 3 that "the Company violated the agreement."
        •   On page 4 you make several claims regarding the "bumps in the road."

  2.   You identify each member of the committee to preserve shareholder value as a
        participant in the solicitation. See Instruction 3(a)(ii) and (iii) to Item 4 of

Schedule 14A. Advise us, with a view toward revised disclosure, why these persons have not been identified as participants on the cover of Schedule 14A.

3.   We understand the reasons why the proxy statement does not include a time, date, location or record date for the annual meeting. Advise us whether the participants intend to wait for the company to provide this required information and before mailing their proxy statement. If the participants expect to mail their proxy materials prior to the receipt of this information, please advise us how they intend to update the disclosure or disseminate any supplemental proxy materials. We believe that reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate.

4.   Please expand your disclosure to discuss the by-law prohibiting Mr. Seidman from being a director in greater detail. Please explain why the by-law prohibits Mr. Seidman from serving as a director, why your counsel believes the by-law is unenforceable and address the timing of any the lawsuits pertaining to the matter.

The Company has incurred too many bumps in the Road, page 4.

5.   Please provide us with a copy of the peer group analysis referenced on page 5.

The Price Received By all New Jersey Banks in the Last Two…Years, page 7

6.   Please confirm the Staff's understanding that the chart includes all New Jersey commercial bank acquisitions during the years noted or if you have utilized a particular set of transactions, please revise to explain why you have selected these transactions in particular.

7.   Please provide us with copies of the SNL materials from which you derive your analyses.

Mr. Seidman's Past History of Promoting the Maximization of Shareholder Value, page 10

8.   Please expand your disclosure to explain in greater detail why you believe the actions of Mr. Seidman resulted in the outcomes discussed and why the outcomes discussed constitute the "maximization of shareholder value."

Solicitation; Expenses, page 15

9.   Please expand your disclosure to explain what effect broker non-votes will
       have on the vote. Refer to Item 21(b) of Schedule 14A.

Form of Proxy

10.   If you name your substitute nominee on your proxy card, please revise the
       card to more clearly identify Mr. Schecter as the substitute or provide a
       separate conditional proposal for the election of Mr. Schecter.

11.   Please revise the proxy card to identify all persons on whose behalf the
       solicitation is being made. Refer to Item 4(a)(2) of Schedule 14A and Rule
       14a-4(a)(1) of Regulation 14A.

       Please furnish a cover letter with your responses to our comments and provide
any requested supplemental information. Please understand that we may have additional
comments after reviewing any amendments to your filings and responses to our
comments.

       In connection with responding to our comments, please provide, in writing, a
statement from each participant and filing person, as appropriate, acknowledging that:

   ▪ the participant or filing person is responsible for the adequacy and accuracy of the
     disclosure in the filing;
   ▪ staff comments or changes to disclosure in response to staff comments do not
     foreclose the Commission from taking any action with respect to the filing; and
   ▪ the participant or filing person may not assert staff comments as a defense in any
     proceeding initiated by the Commission or any person under the federal securities
     laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Lawrence Seidman
March 10, 2006
Page 4 of 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions

Via Fax: (973) 781-0876